UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from                      to
Commission File No. 0-2989
     A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
     B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
COMMERCE BANCSHARES, INC.
1000 Walnut, Kansas City, MO 64106

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN

Page Number
Report of Independent Registered Public Accounting Firm	1

Financial Statements:
Statements of Net Assets Available for Benefits	2
Statements of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Schedules:
1 — Assets Held at End of Year	15
Consent of Independent Registered Public Accounting Firm
EX-23.1

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
	By:	/s/ Jeffery D. Aberdeen
Jeffery D. Aberdeen
Co-Chairperson, Retirement Committee

	By:	/s/ Sara E. Foster
Sara E. Foster
Date: June 24, 2010		Co-Chairperson, Retirement Committee

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Retirement Committee of Commerce Bancshares, Inc.
Commerce Bancshares Participating Investment Plan
Kansas City, Missouri
We have audited the accompanying statements of net assets available for benefits of the Commerce Bancshares Participating Investment Plan (the Plan) as of December 31, 2009 and 2008, and the related statements of changes in net assets available for benefits for the years ended December 31, 2009, 2008, and 2007. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the years ended December 31, 2009, 2008, and 2007, in conformity with U.S. generally accepted accounting principles.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule H, line 4i — schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ Mayer Hoffman McCann P.C.
Leawood, Kansas
June 24, 2010

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Net Assets Available for Benefits
December 31, 2009 and 2008

	2009	2008
ASSETS

Cash, non-interest bearing	$1	$—

Investments, at fair value:
Commerce Bancshares, Inc. Common Stock Fund	135,416,525	143,464,906
Mutual funds	193,311,357	147,840,692
Loans to participants	7,796,899	7,106,140

Total investments	336,524,781	298,411,738

Total assets	336,524,782	298,411,738

LIABILITIES

Excess contributions payable	269,824	114,145

Net assets available for benefits	$336,254,958	$298,297,593

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2009, 2008, and 2007

	2009	2008	2007
Additions to Net Assets Attributable to:
Investment income:
Interest	$198,946	$876,566	$1,340,577
Dividends	4,373,115	4,906,224	8,626,581
Interest income on loans to participants	477,495	547,046	517,498
Net appreciation (depreciation) in fair value of investments	17,025,706	(52,861,327)	(2,985,958)

Total investment income	22,075,262	(46,531,491)	7,498,698

Contributions:
Participant	17,496,019	17,446,390	16,475,760
Employer	9,772,262	9,481,765	8,841,145
Participant rollover	463,575	1,560,825	1,413,656

Total contributions	27,731,856	28,488,980	26,730,561

Total additions (deductions)	49,807,118	(18,042,511)	34,229,259

Deductions from Net Assets Attributable to:
Distributions to participants	(11,805,549)	(12,849,941)	(29,462,643)
Administrative expenses	(44,204)	(37,058)	(33,116)

Total deductions	(11,849,753)	(12,886,999)	(29,495,759)

Net increase (decrease)	37,957,365	(30,929,510)	4,733,500
Net assets available for benefits:
Beginning of year	298,297,593	329,227,103	324,493,603

End of year	$336,254,958	$298,297,593	$329,227,103

See accompanying notes to financial statements.

COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Notes to Financial Statements
Years Ended December 31, 2009, 2008, and 2007
(1)	Description of the Plan
General
The following description of the Commerce Bancshares Participating Investment Plan (the Plan) is provided for general informational purposes only. Terms of the Plan are more fully described in the Plan document, which is available to each participant. The Plan is a defined contribution plan that is qualified under section 401 of the Internal Revenue Code and covers employees of Commerce Bancshares, Inc. (the Company) or a participating subsidiary who are 21 years or older. Employees are eligible to participate as of January 1, April 1, July 1, or October 1 following the completion of thirty days of service. The Plan is subject to the provisions of the Employee Retirement Security Act of 1974 (ERISA).
The Company is the plan sponsor and is advised by the Retirement Committee of Commerce Bancshares, Inc., which acts as the plan administrator. Commerce Bank, N.A., a subsidiary of the Company, is the trustee of the Plan. There were 4,379 and 4,364 participants with balances in the Plan at December 31, 2009 and 2008, respectively.
Contributions
Participating employees may elect to contribute to the Plan a maximum of 25% of their eligible compensation, as defined by the Plan, and subject to certain limitations under the Internal Revenue Code (not to exceed $16,500, $15,500 and $15,500 in 2009, 2008 and 2007, respectively). Additionally, participants who attained the age of 50 could contribute an additional $5,500 of catch-up contributions in 2009 and an additional $5,000 of catch-up contributions in 2008 and 2007. The catch-up contributions are not subject to the employer matching contribution. All participant contributions are made on a pretax basis.
The Company’s matching contribution is a graded matching percentage from 50% — 100% determined by age plus years of employment on the first 7% of eligible compensation. Additionally, the Company may make a discretionary contribution. For the years ended December 31, 2009, 2008, and 2007, the Company did not make a discretionary contribution.
Participants have the option to direct the investment of their contributions and the matching employer’s contributions (except as described in Note 4) in any combination of the Commerce Bancshares, Inc. Common Stock Fund (Company Stock Fund), Commerce Bond Fund, Commerce Growth Fund, Commerce Short Term Government Bond Fund, Vanguard Total Stock Market Index Fund, AIM Funds Group Small Cap Growth “A” Fund, Vanguard Small Cap Value Index Fund, Fidelity Diversified International Fund, Fidelity Freedom Income Fund, Fidelity Freedom 2005 Fund, Fidelity Freedom 2010 Fund, Fidelity Freedom 2015 Fund, Fidelity Freedom 2020 Fund, Fidelity Freedom 2025 Fund, Fidelity Freedom 2030 Fund, Fidelity Freedom 2035 Fund, Fidelity Freedom 2040 Fund, Fidelity Freedom 2045 Fund, Fidelity Freedom 2050 Fund, Fidelity Retirement Money Market Fund, Fidelity Retirement Government Money Market Fund, Fidelity Mid Cap Value Fund, Spartan US Equity Index Fund, 3rd Ave. Real Estate Value Fund, ABF Large Cap Value Fund, American Century Vista Fund, Dodge & Cox International Stock Fund, and Vanguard Morgan Growth Fund. During 2009, the American Century Inflation Adjusted Fund and Fidelity US Bond Index Fund were added to the Plan’s investment options. The Plan eliminated the Commerce Value Fund as an investment option in 2009.

Participants may roll over funds into the Plan from any qualified plan, subject to the approval of the plan administrator. Rollover contributions earn investment income and share in investment gains or losses. Participants are 100% vested in rollover contributions. Participants direct the investment of their rollover contributions to any of the various investment options offered by the Plan.
Assets of the Company Stock Fund include Commerce Bancshares, Inc. common stock. As a result, cash dividends on Commerce Bancshares, Inc. common stock are paid directly to the Company Stock Fund and allocated to the participants. Participants with balances in the Company Stock Fund have the option to reinvest their cash dividends in the Company Stock Fund or have dividends paid to them directly.
Participant Accounts
Each participant’s account is credited with the participant’s contribution, the Company’s matching and discretionary contributions, and an allocation of Plan earnings and administrative expenses. The earnings allocation is based on the performance of the participant’s allocated investment fund balances. The benefit to which a participant is entitled is the vested portion of the participant’s account.
Participants may make transfers between existing fund balances at any time. Participating employees may change future investment elections at any time upon notification to the Plan. Both transactions are done in 1% increments.
Participant Vesting
Participants are vested immediately in their contributions plus actual earnings thereon, however, only upon termination of employment are participants entitled to receive their contributions and accumulated earnings thereon. Current Company matching contributions and Company discretionary contributions are subject to the following vesting schedule:

Years of Vesting Service	Percentage Vested
Less than 3	0%
3 or more	100%
A participant will become fully vested in the value of all Company contributions in the event of death, permanent and total disability, or retirement on or after age 65, regardless of the participant’s years of vesting service. A year of vesting service generally is each Plan year during which the participant earns at least 1,000 hours of service and is over the age of 18.
Forfeitures
Forfeitures are based on the nonvested portion of the Company’s contribution upon employee termination. Forfeited amounts are applied as a reduction of contributions by the Company or by participating subsidiaries. Forfeitures were used to reduce the Company’s contribution by $147,979 in 2009, $203,744 in 2008 and $184,217 in 2007. The balance of unallocated forfeitures available to offset future Company contributions amounted to $11,609 and $9,386 at December 31, 2009 and 2008, respectively.
Participant Loans
A participant may borrow from the Plan amounts collateralized by the vested portion of his or her Plan account. These loans may not exceed the lesser of $50,000 or 50% of the participant’s vested account balance (excluding employee stock ownership plan account balances). The loans are repaid through payroll deductions over terms which are based upon the amounts borrowed and normally do not exceed five years and are secured by the balance in the participant’s account. Interest rates charged on participant loans are based on the Commerce Prime Rate plus 1% at the date of the distribution and are fixed throughout the life of the loan. The participant may continue to make contributions to the Plan throughout the term of the loan.
Administrative Expenses
Certain administrative functions are performed by officers or employees of Commerce Bancshares, Inc. (the Company). No such officer or employee receives compensation from the Plan. Administrative expenses incident to the administration of the Plan may be paid by the Company and, if not paid by the Company, shall be paid by the Plan. A setup fee for new loans (currently $50) is deducted from the respective participant’s account. The Company elected to pay all other administration fees for the years ended December 31, 2009, 2008 and 2007 and presently intends to continue to do so, although the Company can, at its discretion, discontinue this practice.
Distributions
Distributions of vested account balances are available upon termination, retirement, death or permanent and total disability. Distributions are made in lump sum amounts to the participant or designated beneficiaries.
(2)	Summary of Significant Accounting Policies
Basis of Presentation
The accompanying financial statements have been prepared on the accrual basis in conformity with accounting principles generally accepted in the United States of America.
Investment Valuation
The Plan’s investments are held in an account at Fidelity Management Trust Company. On each valuation date, as defined by the Plan, securities held by the Plan are valued at fair value and the increase or decrease in the value of securities held, plus any net income or loss of the Plan, is allocated to the participant’s accounts. Fair value of the mutual funds is based on quoted market prices from national securities exchanges. Units of the Company Stock Fund are based upon the fair values of the underlying investments, which include Company stock and cash equivalents. Loans to participants are valued at amortized cost, which approximates fair value.
Net appreciation (depreciation) in fair value of investments includes realized and unrealized gains and losses. Also included is the reinvestment of interest and dividends earned on funds invested in the mutual and Company Stock funds. Purchases and sales of securities are recorded on a trade-date basis (the date the order to buy or sell is executed). Interest is accrued as earned and dividend income is recorded on the ex-dividend date.
Use of Estimates
The Plan utilizes a number of informed estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities to prepare these financial statements in conformity with U.S. generally accepted accounting principles. Actual results could differ from those estimates.

Payment of Benefits
Distributions to the participants of the Plan are recorded when paid.
(3)	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.
(4)	Company Stock Fund
The Company Stock Fund is accounted for on a unitized accounting basis. The fund has a cash reserve in order to provide the liquidity necessary to process daily fund transactions by the close of market each business day. The cash reserve generally represents between one and five percent of the total fund value, and varies depending upon account activity. The reserve may consist of cash or cash equivalents. As of December 31, 2009 and 2008, the cash reserve totaled approximately $3.9 million and $3.3 million, respectively.
In January 1995, all assets held by the Company’s qualified employee stock ownership plan were merged into the Plan and remain under a portion of the Plan that qualifies as an employee stock ownership plan (ESOP). All Company common stock attributable to the ESOP has been fully allocated to participant account balances at December 31, 2009 and 2008 and is held as units of the Company Stock Fund. At December 31, 2009 and 2008, 858 and 893 participants, respectively, had an ESOP related account balance.
Information about changes in ESOP assets included in the Company Stock Fund for the years ended December 31, 2009, 2008 and 2007, is as follows:

	2009	2008	2007
Beginning balance:	$27,277,351	$27,811,358	$30,013,616
Unrealized appreciation (depreciation) (including reinvested dividends and interest)	(1,514,355)	121,609	(655,411)
Benefits paid to participants	(724,385)	(655,616)	(1,546,847)

Ending balance	$25,038,611	$27,277,351	$27,811,358

During 2007, the Plan was amended to allow all participants to self-direct the investment of his or her entire account balance under the Plan.
In addition, the Company Stock Fund utilizes available cash from participant and employer directed contributions and dividends to purchase Commerce Bancshares Inc. common stock on the open market. During 2009, 2008 and 2007 total dividends paid on shares of Company stock held by the Company Stock Fund and the amount thereof which was distributed directly to the participants is as follows:

	2009	2008	2007
Portion of dividend reinvested in company stock	$1,125,923	$1,098,647	$1,081,481
Portion of dividend distributed to participants	1,980,166	1,983,632	1,987,326

Dividends paid on shares of Company stock	$3,106,089	$3,082,279	$3,068,807

(5)	Investments
The following table sets forth investments that represent 5% or more of the market value of the Plan’s net assets at December 31, 2009 or 2008:

	2009	2008
Commerce Bancshares, Inc. Common Stock Fund:
Commerce Bancshares, Inc. Common Stock	$131,537,624	$140,116,953
Fidelity Retirement Money Market Fund	3,878,901	3,347,953
Fidelity Retirement Money Market Fund	28,920,609	30,011,260
Spartan US Equity Index Fund	18,434,971	13,721,345	*
Commerce Growth Fund	17,837,848	12,802,087	*
Commerce Bond Fund	19,858,822	17,781,807

*	Represents less than 5% of Plan net assets at December 31, 2008.
During 2009, 2008 and 2007 the Plan’s investments appreciated (depreciated) in value as follows:

	2009	2008	2007
Commerce Bancshares, Inc.
Common Stock Fund	$(10,019,889)	$4,528,180	$(3,787,639)
Mutual Funds	27,045,595	(57,389,507)	801,681

	$17,025,706	$(52,861,327)	$(2,985,958)

(6)	Federal Income Taxes
In a determination letter dated July 11, 2002, the Internal Revenue Service stated that the Plan, as amended through August 16, 2001, met the requirements of section 401(a) of the Internal Revenue Code (IRC) and the Trust established thereunder was exempt from federal tax under section 501(a) of the IRC. Although the Plan has been amended since receiving the determination letter, the plan administrator believes that the Plan, as designed and operated, is in compliance with the applicable provisions of the IRC.
The Company is entitled to deduct for federal income tax purposes the amount of contributions made by the Company and each of its participating subsidiaries for the benefit of employees. In general, neither such contributions nor the income from the trust will be taxable to participants as income prior to the time such participants receive a distribution from the Plan. Participant contributions are not required to be included in the employees’ taxable income until the year or years in which they are distributed or made available to them.

(7)	Transactions with Related Parties
Certain Plan investments are shares of mutual funds managed by The Commerce Trust Company, a division of Commerce Bank, N.A. The Company Stock Fund also includes shares of Company common stock; therefore, these transactions qualify as party-in-interest transactions. Plan investments also include shares of mutual funds managed by Fidelity Management Trust Company and Fidelity Investments Institutional Operations Company, Inc., the custodian and record keeper of the Plan. These are exempt party-in-interest transactions under ERISA.
Transactions with the Company and its affiliates during the years ended December 31, 2009, 2008, and 2007 were as follows:

	Purchases		Sales
					Realized
	Units	Cost	Units	Proceeds	Gains (Losses)
2009:
Company Stock Fund	1,128,062	$19,447,254	1,017,125	$17,505,745	$1,285,415
Commerce Mutual Funds	717,257	13,081,202	723,351	12,862,390	(1,486,610)

2008:
Company Stock Fund	901,338	$17,631,406	1,194,971	$24,222,118	$6,192,315
Commerce Mutual Funds	797,642	15,029,850	1,148,200	25,046,985	(980,540)

2007:
Company Stock Fund	681,478	$13,854,370	1,293,658	$26,617,548	$7,958,007
Commerce Mutual Funds	678,290	15,733,648	587,559	14,424,624	939,074
(8)	Excess Contributions Payable
Contributions received from participants for 2009 and 2008 are net of payments of $269,824 made in March 2010 and payments of $114,145 made in March 2009 to certain active participants to return to them excess deferral contributions as required to satisfy the relevant nondiscrimination provisions of the Plan. At December 31, 2009 and 2008, $269,824 and $114,145, respectively, have been included in the Plan’s statements of net assets available for benefits as excess contributions payable.
(9)	Fair Value Measurements
Effective January 1, 2008, the Plan adopted the Financial Accounting Standards Board’s (FASB) guidance for fair value measurements. Under this guidance, fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Depending on the nature of the asset or liability, the Plan uses various valuation techniques and assumptions when estimating fair value, which are in accordance with the FASB’s guidance. The guidance establishes a three-level valuation hierarchy for disclosure of fair value measurements. The valuation hierarchy is based upon the transparency of inputs to the valuation of an asset or liability as of the measurement date. The three levels are defined as follows:

•	Level 1 — inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets.

•	Level 2 — inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liabilities, either directly or indirectly (such as interest rates, yield curves, and prepayment speeds).

•	Level 3 — inputs to the valuation methodology are unobservable and significant to the fair value. These may be internally developed, using the Plan’s best information and assumptions that a market participant would consider.
When determining the fair value measurements for assets and liabilities required or permitted to be recorded or disclosed at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability. When possible, the Plan looks to active and observable markets to price identical assets or liabilities. When identical assets and liabilities are not traded in active markets, the Plan looks to market observable data for similar assets and liabilities. Nevertheless, certain assets and liabilities are not actively traded in observable markets and the Plan must use alternative valuation techniques to derive an estimated fair value measurement.
Following is a description of the Plan’s valuation methodologies used for assets measured at fair value on a recurring basis:
Common stocks
Common stocks are valued at the closing price reported on the active market on which the individual securities are traded. Because the inputs to these assets are unadjusted quoted prices in an active market, the measurements are classified as Level 1.
Mutual funds
Mutual funds are valued at the net asset value (NAV) of shares held by the Plan at year end. Because the inputs to these assets are unadjusted quoted prices in an active market, the measurements are classified as Level 1.
Participant loans
Participant loans are valued at amortized cost, which approximates fair value. Because loans are not traded in an active market, and the inputs to these measurements are not readily observable, the measurements are classified as Level 3.
The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2009 and 2008:

		Quoted Prices in
		Active Markets for	Significant Other	Significant Other
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2009	(Level 1)	(Level 2)	(Level 3)
Commerce Bancshares	$131,537,624	$131,537,624	$—	$—
Common Stock
Mutual Funds:
Large Cap	65,988,253	65,988,253	—	—
Mid Cap	11,366,969	11,366,969	—	—
Small Cap	10,085,977	10,085,977	—	—
International	16,207,857	16,207,857	—	—
Specialty	694,581	694,581	—	—
Target Date
Blended Fund	24,248,095	24,248,095	—	—
Other Blended
Fund	881,390	881,390	—	—
Fixed Income	29,776,200	29,776,200	—	—
Other Income	757,548	757,548	—	—
Short-Term
Fixed Income	37,183,388	37,183,388	—	—
Participant Loans	7,796,899	—	—	7,796,899

	$336,524,781	$328,727,882	$—	$7,796,899

		Quoted Prices in
		Active Markets for	Significant Other	Significant Other
	December 31,	Identical Assets	Observable Inputs	Unobservable Inputs
	2008	(Level 1)	(Level 2)	(Level 3)
Commerce Bancshares	$140,116,953	$140,116,953	$—	$—
Common Stock
Mutual Funds:
Large Cap	48,289,388	48,289,388	—	—
Mid Cap	8,376,605	8,376,605	—	—
Small Cap	6,420,823	6,420,823	—	—
International	10,185,625	10,185,625	—	—
Specialty	197,916	197,916	—	—
Target Date
Blended Fund	16,644,244	16,644,244	—	—
Other Blended
Fund	461,170	461,170	—	—
Fixed Income	22,585,280	22,585,280	—	—
Other Income	—	—	—	—
Short-Term
Fixed Income	38,027,594	38,027,594	—	—
Participant Loans	7,106,140	—	—	7,106,140

	$298,411,738	$291,305,598	$—	$7,106,140

The following tables set forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2009 and 2008.

Level 3 Assets
Year Ended December 31, 2009
Participant
Loans
Balance at January 1, 2009	$7,106,140
Purchases, sales, issuances, and settlements (net)	690,759

Balance at December 31, 2009	$7,796,899

Level 3 Assets
Year Ended December 31, 2008
Participant
Loans
Balance at January 1, 2008	$7,019,843
Purchases, sales, issuances, and settlements (net)	86,297

Balance at December 31, 2008	$7,106,140

(10)	Plan Termination
Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100% vested in their employer contributions.
(11) Plan Amendment
During 2009, the Plan was amended as follows:
•	Sections 1.13 and 3.05 were amended to comply with the final regulations under Internal Revenue Code Section 415.

•	Sections 3.01, 3.07(b), and 3.07(c) were amended to provide that a corrective distribution includes income through the date of distribution (i.e., gap period income) in accordance with Treasury Regulation Section 1.401(k)-2(b)(2)(iv) for the 2007 Plan Year, and to provide that a corrective distribution for Plan Years beginning on and after January 1, 2008 includes income only through the end of the year in which the excess contributions were made (i.e., no gap period income), to comply with the Pension Protection Act of 2006.

•	Section 3.09 was amended to provide additional rights for participants in military service, to comply with the Heroes Assistance and Relief Tax Act of 2008.

•	Sections 5.05 and 5.09 were amended to allow a distribution notice to be provided up to 180 days before distribution instead of 90 days in accordance with the Pension Protection Act of 2006.

•	Section 5.10 was amended in its entirety to allow direct rollovers by non-spousal beneficiaries, allow direct rollover of after-tax contributions to any qualified plan or a 403(b) annuity that agrees to separately account for such amounts, and allow direct rollovers to a Roth IRA, all to comply with the Pension Protection Act of 2006.
During 2008, the Plan was amended as follows, effective January 1, 2008:
•	Benefit payments to a terminated employee made by the later of (i) 2 1/2 months after severance from employment or (ii) the end of the limitation year that includes such date of severance shall be included in limitation compensation if they are (A) payments that, absent a severance from employment, would have been paid to the participant while the participant continued in employment with Commerce Bancshares, Inc. and are regular for the participant’s regular working hours, commissions, bonuses, or other similar compensation, or (B) payments for accrued bona fide sick, vacation or other leave, but only if the participant would have been able to use the leave if employment had continued. This amendment is added to Section 3.04 of the Plan and conforms to changes made under final regulations issued under Section 415 of the Internal Revenue Code and was effective January 1,2008.

•	Rollover contributions from any qualified retirement plan under Section 401(a) of the Internal Revenue Code, Section 403(b) tax sheltered annuities, Section 457(b) plans maintained by governmental entities, or conduit IRA’s are now allowed, subject to the approval of the Plan Administrator.

•	To clarify that each participant is solely responsible for his or her account balances among the investment funds and that the Plan is designed to comply with Section 404(c) of ERISA.

(12)	New Accounting Pronouncements
During 2009, the Plan adopted the following accounting pronouncements:
•	In April and September 2009, the Financial Accounting Standards Board (“FASB”) issued guidance which (i) provided additional guidance for estimating fair value when the volume and level of activity for the asset or liability have significantly decreased, (ii) provided guidance on identifying circumstances that indicate a transaction is not orderly, (iii) permitted, as a practical expedient, entities to measure the fair value of certain investments based on the net asset value per share and (iv) expanded the required disclosures about fair value measurements. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

•	In May 2009 and February 2010, the FASB issued guidance which established general standards of accounting for, and disclosure of, events that occur after the balance sheet date but before financial statements are issued or are available to be issued. In particular, this guidance established (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date and (iii) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. The adoption of this guidance did not have a material effect on the Plan’s net assets available for benefits or the changes in net assets available for benefits.

•	In June 2009, the FASB issued new codification standards which represent the source of authoritative U.S. generally accepted accounting principles (“GAAP”) recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards which existed prior to the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for 2009.
(13)	Subsequent Events
In January 2010, the FASB issued guidance which expanded the required disclosures about fair value measurements. In particular, this guidance requires (i) separate disclosure of the amounts of significant transfers in and out of Level 1 and Level 2 fair value measurements along with the reasons for such transfers, (ii) information about purchases, sales, issuances and settlements to be presented separately in the reconciliation for Level 3 fair value measurements, (iii) fair value measurement disclosures for each class of assets and liabilities and (iv) disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements for fair value measurements that fall in either Level 2 or Level 3. This guidance is effective for annual reporting periods beginning after December 15, 2009 except for (ii) above which is effective for fiscal years beginning after December 15, 2010. The Company is currently evaluating the impact that this guidance will have on the Plan’s financial statement disclosures.
The Plan has evaluated subsequent events through June 24, 2010. No significant matters were identified for disclosure during this evaluation.

Schedule 1
COMMERCE BANCSHARES PARTICIPATING INVESTMENT PLAN
Schedule H, line 4i – Schedule of Assets (Held at End of Year)
EIN #: 43-0889454
Plan #: 002
December 31, 2009

		Number
(a)	(b) Identity of issue	of shares	(d) Cost		(e) Fair Value

*	Commerce Bancshares, Inc. Common Stock Fund:
*	Commerce Bancshares, Inc. Common Stock	3,393,108	*	*	$131,537,624
*	Fidelity Retirement Money Market Fund	3,878,901	*	*	3,878,901

	Total Common Stock Fund	6,923,135			135,416,525

	Mutual Funds
	3rd Ave. Real Estate Value Fund	33,948	*	*	694,581
	ABF Large Cap Value Fund	863,412	*	*	14,177,241
	AIM Funds Group Small Cap Growth “A” Fund	210,487	*	*	4,765,440
	American Century Inflation Adjusted Fund	65,873	*	*	757,548
	American Century Vista Fund	747,503	*	*	10,083,816
*	Commerce Bond Fund	1,037,014	*	*	19,858,822
*	Commerce Growth Fund	770,533	*	*	17,837,848
*	Commerce Short Term Government Bond Fund	346,519	*	*	6,258,151
	Dodge & Cox International Stock Fund	195,353	*	*	6,222,011
*	Fidelity Diversified International Fund	356,637	*	*	9,985,846
*	Fidelity Freedom 2005 Fund	96,747	*	*	970,374
*	Fidelity Freedom 2010 Fund	288,543	*	*	3,609,682
*	Fidelity Freedom 2015 Fund	331,090	*	*	3,449,962
*	Fidelity Freedom 2020 Fund	387,752	*	*	4,866,292
*	Fidelity Freedom 2025 Fund	290,363	*	*	3,016,879
*	Fidelity Freedom 2030 Fund	273,876	*	*	3,393,331
*	Fidelity Freedom 2035 Fund	120,339	*	*	1,234,688
*	Fidelity Freedom 2040 Fund	338,726	*	*	2,425,283
*	Fidelity Freedom 2045 Fund	72,806	*	*	616,670
*	Fidelity Freedom 2050 Fund	79,632	*	*	664,934
*	Fidelity Freedom Income Fund	82,066	*	*	881,390
*	Fidelity Mid Cap Value Fund	100,481	*	*	1,283,153
*	Fidelity Retirement Government Money Market Fund	4,383,878	*	*	4,383,878
*	Fidelity Retirement Money Market Fund	28,920,609	*	*	28,920,609
*	Fidelity US Bond Index	330,852	*	*	3,659,227
*	Spartan US Equity Index Fund	467,536	*	*	18,434,971
	Vanguard Morgan Growth Fund	211,259	*	*	3,225,930
	Vanguard Small Cap Value Index Fund	407,391	*	*	5,320,537
	Vanguard Total Stock Market Index Fund	448,370	*	*	12,312,263

	Total Mutual Funds				193,311,357

	Loans to Participants—Interest rates on these loans range from 4.25% to 10.50%		—		7,796,899

	Total assets held for investment purposes				$336,524,781

*	Party-in-interest as defined by ERISA.

**	In accordance with instructions to the Form 5500, the Plan is no longer required to disclose the cost component of participant-directed investments.

EXHIBIT INDEX

23.1	Consent of Independent Registered Public Accounting Firm